UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

BloomZ Inc. is furnishing its unaudited consolidated financial statements and footnotes for the six months ended March 31, 2024 and 2023. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended March 31, 2024 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

On September 17, 2024, the Company issued a press release announcing its unaudited financial results for the six months ended March 31, 2024 and 2023, a copy of which press release is attached as Exhibit 99.3 to this report of foreign private issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements and Notes of BloomZ Inc. for the Six Months Ended March 31, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated September 17, 2024

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